P.E. 2/11/02



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of February, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes", indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: RDBenson
R. David Benson
Vice President, Secretary and General Counsel

Date: February 18, 2002

C:\MyFiles\PublicCo\PressReleases\Feb 18 2002 6KFiling.53.wpd

EXHIBITS

Exhibit 1	Press release issued February 18, 2002, in which the Registrant announced comparative consolidated financial statements for its fourth quarter and year ended December 31, 2001, and announced the Declaration of Dividend of US$0.05 per Class A and B share payable on March 15, 2002, to the shareholders of record as at March 1, 2002.


DECOMA

PRESS RELEASE
DECOMA ANNOUNCES RECORD 2001 FOURTH QUARTER AND YEAR END RESULTS

Concord, Ontario, February 18, 2002... Decoma International Inc. **(TSE:DEC.A; NASDAQ:DECA) today announced its financial results for the fourth quarter and year ended December 31, 2001.**

	Three Months Ended December 31		Twelve Months Ended December 31	
	2001	2000	2001	2000
(millions of U.S. dollars, except per share figures)				
Sales	$466.4	$432.7	$1,815.9	$1,558.5
Operating Income	$ 36.5	$ 24.7	$ 141.9	$ 112.1
Net Income	$ 19.7	$ 10.5	$ 68.8	$ 52.9
Diluted earnings per share	$ 0.20	$ N/A	$ 0.81	$ N/A
Proforma diluted earnings per share	* N/A	$ 0.13	N/A	$ 0.67
Weighted average number of shares outstanding on a diluted basis *(millions)*	97.8	N/A	90.6	N/A

* *See note 9 to the interim consolidated financial statements.*

Commenting on the above results, Al Power, the President and CEO of Decoma noted, "We are very pleased to announce the following record results for Decoma's fourth quarter and year ended December 31, 2001. Producing such positive results in a down cycle is a testament to Decoma's employees' continuing focus in the areas of innovation, cost reductions and operational improvements. We believe that meeting the challenges of the current economic slow down has made Decoma a stronger company overall."

Sales for the fourth quarter and the year ended December 31, 2001 were $466.4 million and $1,815.9 million, respectively, reflecting substantial increases of 8% and 17%, respectively, over the comparable periods ended December 31, 2000. These increases were generated in a period of general economic decline.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075


DECOMA

North American production sales grew by 12% to $307.3 million in the fourth quarter of 2001 compared to $273.3 million in the fourth quarter of 2000. North American content per vehicle increased 16% to approximately $78 in the fourth quarter of 2001 compared to $67 for the fourth quarter of 2000. This increase was achieved during a period when North American vehicle production volumes decreased by 5% to 3.9 million units from 4.1 million units in the fourth quarter of 2000. North American production sales for the year ended December 31, 2001 increased 19% to $1,180.4 million despite an 11% reduction in vehicle production volumes.

European production sales increased by 25% to $123.4 million for the fourth quarter of 2001 compared to $98.7 million for the fourth quarter of 2000. Western European content per vehicle increased 35% to approximately $31 for the fourth quarter of 2001 compared to $23 for the fourth quarter of 2000. Western European vehicle production volumes were down 7% to 4.0 million units for the fourth quarter of 2001 compared to 4.3 million units for the fourth quarter of 2000. European production sales for the year ended December 31, 2001 increased 22% to $474.2 million during a period when vehicle production volumes decreased 1%.

The increase in sales in North America and Western Europe is attributable to a number of factors including the full consolidation of the Conix Group, take over programs from competitors, the launch of new incremental programs, the acquisition of Autosystems and higher content per vehicle on replacement programs such as the Ford Explorer and Mercedes Benz "C" class vehicle. Sales increases were offset by customer launch delays, customer pricing concessions and the general industry slowdown.

Tooling sales, on a global basis, decreased to $35.7 million in the fourth quarter of 2001 compared to $60.7 million for the three months ended December 31, 2000. The decrease in Decoma's tooling sales was primarily in North America and reflects, on a comparative basis, the relative strength of tooling sales in the fourth quarter of 2000 as a result of new program launches. Tooling sales overall for the year ended December 31, 2001 decreased 8% to $161.3 million compared to $174.6 million in the same period last year. Tooling inventory at December 31, 2001 includes a number of in progress tooling programs not yet completed and billed to customers.

Operating income in the fourth quarter of 2001 increased 48% to $36.5 million compared to $24.7 million in the fourth quarter of 2000. This improvement reflects contributions from the Company's sales growth, improved operating margins resulting from Decoma's focus on cost reductions, certain production efficiencies throughout the organization and the realization of acquisition synergies. Operating income for 2001 increased 27% to a record $141.9 million compared to $112.1 million for 2000.

Net income for the fourth quarter of 2001 rose an impressive 88% to $19.7 million compared to $10.5 million in the fourth quarter of 2000. Net income for 2001 increased 30% to $68.8 million compared to $52.9 million for the prior year. The improvement in 2001 net income reflects contributions from the sales growth produced in the period and the results of the Company's cost improvement efforts.

For the fourth quarter ended December 31, 2001 diluted earnings per share increased 54% to $0.20 compared to proforma diluted earnings per share of $0.13 for the fourth quarter of 2000. Diluted earnings per share for the twelve months ended December 31, 2001 increased 21% to $0.81 from pro forma diluted earnings per share of $0.67 for the comparable period in 2000.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075


DECOMA

During the fourth quarter of 2001, cash generated from operations before changes in non-cash working capital was $38.7 million compared to $27.7 million for the three months ended December 31, 2000. Total investment activities during the quarter were $27.0 million, including $4.5 million representing the final working capital settlement for the Autosystems acquisition and $19.5 million in fixed asset additions.

For the year ended December 31, 2001, cash generated from operations before changes in non-cash working capital was $160.7 million compared to $130.4 million for the year ended December 31, 2000. Total investment activities during the year were $88.1 including $12.3 million for the purchase of Autosystems and $68.5 in fixed asset additions.

On February 18, 2002 Decoma announced that its Board of Directors declared a quarterly dividend in respect of the fourth quarter of 2001 of $0.05 per share on Class A Subordinate Voting Shares and Class B Shares payable on March 15, 2002 to shareholders of record on March 1, 2002. This dividend is in addition to that paid on the Company's Convertible Series Preferred Shares.

Decoma also announced today the appointment of Ms. Belinda Stronach to the office of Chairman of the Board of Directors. Ms. Stronach, the President and CEO of Magna International Inc., succeeds Mr. Donald Walker who has resigned as Chairman of Decoma's Board of Directors to devote additional time to his duties as President and CEO of Intier Automotive Inc. Mr. Walker will continue to maintain an active role as a member of Decoma's Board of Directors.

2002 Outlook

Decoma's results are expected to continue to be impacted by the negative conditions that are affecting the automotive industry generally, including general global economic uncertainty and an associated reduction in consumer confidence, production cut-backs and OEM price concessions under long-term agreements.

The Company expects full year 2002 average dollar content per vehicle to range between $81 to $86 in North America and between $29 to $31 in Europe. Further, the Company is assuming full year 2002 production volumes of approximately 15.3 million units (including medium and heavy trucks) in North America and approximately 15.9 million units in Europe. Based on the declines in production volumes, the increases in average dollar content per vehicle in North America and Europe and anticipated tooling and other automotive sales, the Company expects its sales for the full year 2002 to range from $1,850 million to $1,970 million. In addition, diluted earnings per share for 2002 are expected to be in the range of $0.78 to $0.88.

In addition the Company expects that full year 2002 spending for fixed assets to be approximately $114 million.


DECOMA

For the first quarter of 2002, the Company expects average dollar content per vehicle to range between $80 to $86 in North America and between $29 to $31 in Europe. In addition, the Company has assumed that first quarter 2002 vehicle volumes will be approximately 4.0 million units in North America and 3.9 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the foregoing volume assumptions and anticipated tooling sales, the Company expects its sales for the first quarter of 2002 to be between $455 million and $490 million and diluted earnings per share to be in the range of $0.16 to $0.20.

Decoma will hold a conference call to discuss the results for the fourth quarter and year end of 2001 on Tuesday, February 19, 2002 at 9:30 a.m. EST. The dial-in numbers for the conference call are (416) 641-6448 and (877) 331-7860 for out of town callers with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by S. Randall Smallbone, Vice President, Finance and Chief Financial Officer, who will be joined by Alan J. Power, President and Chief Executive Officer, together with other members of the Decoma International Inc. senior management team. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Form 20-F for the five month period ended December 31, 2000, and subsequent public filings with the Ontario Securities and Securities and Exchange Commissions.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 40 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

For further information please contact S. Randall Smallbone, Vice President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075

DECOMA INTERNATIONAL INC.

Consolidated Balance Sheets

(Unaudited)

(U.S. dollars in thousands)	**As at December 31, 2001**	As at December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 94,271**	$ 50,041
Accounts receivable	**270,961**	265,913
Inventories	**187,014**	127,748
Income taxes receivable	**-**	6,991
Prepaid expenses and other	**16,568**	18,920
	568,814	469,613
Investments	**16,909**	16,984
Fixed assets, net	**491,774**	507,646
Goodwill, net	**71,516**	78,737
Future tax assets (note 11)	**9,942**	4,662
Other assets	**10,204**	12,208
	$1,169,159	$1,089,850
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 7)	**$ 159,959**	$ 83,695
Accounts payable	**178,162**	159,386
Accrued salaries and wages	**42,983**	34,207
Other accrued liabilities	**38,896**	31,387
Income taxes payable	**9,734**	-
Long-term debt due within one year	**9,566**	7,736
Debt due to Magna within one year (note 7)	**76,008**	114,560
	515,308	430,971
Long-term debt	**17,942**	32,604
Long-term debt due to Magna (note 7)	**88,524**	140,408
Convertible Series Preferred Shares, held by Magna (note 7)	**199,956**	203,101
Debenture interest obligation (note 13)	**-**	20,763
Other long-term liabilities (note 14)	**4,287**	2,168
Future tax liabilities (note 11)	**46,036**	40,967
Minority interest (note 12)	**-**	6,872
Shareholders' equity:		
Subordinated Debentures (note 13)	**-**	70,153
Convertible Series Preferred Shares (note 6)	**26,071**	32,424
Class A Subordinate Voting Shares (note 6)	**167,825**	56,479
Class B Shares (note 6)	**30,594**	30,594
Retained earnings	**49,768**	-
Currency translation adjustment	**22,848**	22,346
	297,106	211,996
	$1,169,159	$1,089,850

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Income, Retained Earnings and Magna's Net Investment

(Unaudited)

	Three Month Periods Ended December 31		Twelve Month Periods Ended December 31	
(U.S. dollars in thousands, except per share figures)	**2001**	2000	**2001**	2000
Sales	**$466,379**	$432,728	**$1,815,869**	$1,558,536
Cost of goods sold	**368,749**	356,558	**1,450,360**	1,266,952
Depreciation and amortization	**21,303**	18,294	**81,360**	64,308
Selling, general and administrative (note 14)	**32,772**	28,047	**115,130**	96,468
Affiliation and social fees (note 14)	**7,092**	5,149	**27,110**	18,752
Operating income	**36,463**	24,680	**141,909**	112,056
Equity loss (income)	**59**	(9)	**(15)**	(516)
Interest expense, net	**3,991**	5,644	**19,095**	18,850
Amortization of discount on Convertible Series Preferred Shares	**2,130**	674	**9,276**	3,425
Other income (note 13)	**(2,458)**	-	**(2,458)**	-
Income before income taxes and minority interest	**32,741**	18,371	**116,011**	90,297
Income taxes (note 11)	**13,091**	7,415	**46,336**	38,819
Minority interest	**-**	411	**843**	(1,456)
Net income	**$ 19,650**	$ 10,545	**$ 68,832**	$ 52,934
Financing charges on Convertible Series Preferred Shares and Subordinated Debentures	**$ (1,454)**	$ (1,478)	**$ (6,474)**	$ (2,758)
Loss on retirement of Subordinated Debenture, net of taxes (note 13)	**(1,717)**	-	**(1,717)**	-
Net income attributable to Class A Subordinate Voting and Class B Shares	**16,479**	9,067	**60,641**	50,176
Retained earnings, beginning of period	**36,667**	85,099	**-**	47,359
Magna's net investment, beginning of period	**-**	206,295	**-**	236,832
Dividends on Class A Subordinate Voting and Class B Shares	**(3,378)**	(1,725)	**(10,873)**	(6,612)
Net distribution to Magna	**-**	(214,049)	**-**	(244,586)
Cumulative adjustment for change in accounting policy (note 11)	**-**	-	**-**	1,518
Global Exteriors Transaction adjustments	**-**	(84,687)	**-**	(84,687)
Retained earnings, end of period	**$ 49,768**	$ -	**$ 49,768**	$ -
Earnings per Class A Subordinate Voting or Class B Share				
Basic (notes 8 and 9)	**$ 0.24**	-	**$ 1.00**	-
Diluted (notes 8 and 9)	**$ 0.20**	-	**$ 0.81**	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)				
Basic (notes 8 and 9)	**67.6**	-	**60.5**	-
Diluted (notes 8 and 9)	**97.8**	-	**90.6**	-

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Month Periods Ended December 31		Twelve Month Periods Ended December 31	
(U.S. dollars in thousands)	**2001**	2000	**2001**	2000
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 19,650**	$ 10,545	**$ 68,832**	$ 52,934
Items not involving current cash flows	**19,077**	17,105	**91,878**	77,510
	38,727	27,650	**160,710**	130,444
Changes in non-cash working capital	**18,463**	13,596	**(920)**	(12,580)
	57,190	41,246	**159,790**	117,864
INVESTING ACTIVITIES				
Fixed asset additions	**(19,510)**	(19,917)	**(68,472)**	(80,568)
Acquisitions (note 12)	**(4,462)**	(43,424)	**(14,864)**	(43,424)
Increase in investments and other	**(3,066)**	(5,108)	**(6,251)**	(8,256)
Proceeds from disposition of fixed assets	**45**	27	**1,492**	258
	(26,993)	(68,422)	**(88,095)**	(131,990)
FINANCING ACTIVITIES				
Increase in bank indebtedness	**88,708**	40,381	**80,774**	70,154
Repayments of long term debt, net	**(3,821)**	(982)	**(14,770)**	(24,103)
Repayments of debt due to Magna, net	**(90)**	(5,360)	**(85,435)**	(10,980)
Repayments of debenture interest obligation	**(10,129)**	(1,350)	**(20,762)**	(1,350)
Repayments of Subordinated Debentures (note 13)	**(48,428)**	-	**(74,252)**	-
Issuance of Class A Subordinate Voting Shares, net (note 6)	**145**	-	**111,346**	-
Dividends on Convertible Series Preferred Shares	**(2,982)**	(1,250)	**(11,085)**	(5,000)
Dividends on Class A Subordinate Voting and Class B Shares	**(3,379)**	(1,724)	**(12,599)**	(6,610)
Net contribution by Magna	**-**	22,839	**-**	13,881
	20,024	52,554	**(26,783)**	35,992
Effect of exchange rate changes on cash and cash equivalents	**(664)**	(935)	**(682)**	(778)
Net increase in cash and cash equivalents during the period	**49,557**	24,443	**44,230**	21,088
Cash and cash equivalents, beginning of period	**44,714**	25,598	**50,041**	28,953
Cash and cash equivalents, end of period	**$ 94,271**	$ 50,041	**$ 94,271**	$ 50,041

See accompanying notes

DECOMA INTERNATIONAL INC.

Notes to Consolidated Financial Statements

Three and twelve month periods ended December 31, 2001 and 2000
(Unaudited)

1. The Company

Decoma International Inc. ("Decoma") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and sealing and greenhouse systems for cars and light trucks (including sport utility vehicles and mini vans).

The Company changed its fiscal year end from July 31 to December 31 effective December 31, 2000. As a result, interim results are now presented on a calendar quarter basis.

2. Basis of Presentation

The unaudited interim consolidated financial statements of Decoma International Inc. and its subsidiaries have been prepared following Canadian generally accepted accounting principles except that certain disclosures required for annual financial statements have not been included.

On January 5, 2001, Decoma acquired 100% of Magna International Inc.'s ("Magna") European exterior parts operations ("MES") and Magna's 60% equity interest in Decoma Exterior Trim Inc. ("DET") (collectively the "Global Exteriors Transaction"). Prior to the completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. These unaudited interim consolidated financial statements give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET (collectively the "Company") and should be read in conjunction with the Company's audited supplemental consolidated financial statements for the five month period ended December 31, 2000 which were included in the Company's Report to Shareholders for the period then ended. The supplemental consolidated financial statements have now become the historical consolidated financial statements of the Company and supersede the historical consolidated financial statements previously published by Old Decoma.

On October 16, 2000, the Company acquired Visteon Corporation's 49% minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited and Conix Belgium N.V. (collectively, the "Conix Group"), thereby increasing the Company's ownership level of the Conix Group to 100% (the "Conix Transaction"). Prior to October 16, 2000, the unaudited interim consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the unaudited interim consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis.

Effective January 1, 2001, the Company changed its reporting currency to the U.S. dollar. In accordance with accounting principles generally accepted in Canada, the comparative amounts have been restated to U.S. dollars using the January 1, 2001 exchange rate of Cdn. $1.5002 per U.S. $1.00. All current period amounts for the Company's operations having a functional currency other than the U.S. dollar have been translated to U.S. dollars using the current rate method which uses the average exchange rate during the period to translate revenues, expenses and cash flows and the period-end rate to translate assets and liabilities.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at December 31, 2001 and the results of its operations and cash flows for the three and twelve month periods ended December 31, 2001 and 2000.

3. Cyclicality of Operations

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4. Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5. Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

6. Capital Stock

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to Note 11 "Convertible Series Preferred Shares" and Note 12 "Capital Stock" of the Company's December 31, 2000 supplemental consolidated financial statements which were included in the Company's Report to Shareholders for the five month period then ended.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	3,500,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares [i]	Unlimited	35,686,899
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

Note:

[i] The Company completed a public offering of 16,100,000 Class A Subordinate Voting Shares in June 2001. The details of the proceeds from the offering are as follows:

(U.S. dollars in thousands)	
Total proceeds on 16,100,000 shares at Cdn. $10.85 per share	*$114,621*
Expenses of the issue, net of taxes	*(3,490)*
Net proceeds	*$111,131*

In addition, 35,250 Class A Subordinate Voting Shares were issued during 2001 on the exercise of stock options.

Options and Convertible Securities

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2001 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares outstanding at December 31, 2001	35,686,899
Class B Shares outstanding at December 31, 2001	31,909,091
Options to purchase Class A Subordinate Voting Shares	1,796,000
Convertible Series Preferred Shares, convertible at Cdn. $10.07 per share	14,895,729
Convertible Series Preferred Shares, convertible at Cdn. $13.20 per share	15,151,516
	99,439,235

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at December 31, 2001 is 2,304,000.

The Company has reserved 1,000,000 Class A Subordinate Voting Shares for future issuances to the Company's employee deferred profit sharing plan.

7. Debt

(a) Credit Facility

During June 2001, the Company consolidated and restructured its global lines of credit. At December 31, 2001 the Company had lines of credit totalling $333 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 30, 2002, at which time the Company may request further revolving 364-day extensions. The unused and available lines of credit at December 31, 2001 were approximately $154 million.

(b) Amounts Due to Magna

The liability amounts for the Series 1, 2 and 3 Convertible Series Preferred Shares are presented as long-term liabilities since Magna has indicated that it will not exercise its retraction rights related to these shares before January 1, 2003.

The Company's debt due to Magna consists of the following:

(U.S. dollars in thousands)	**December 31 2001**	December 31 2000
Notes payable denominated in both Canadian and U.S. dollars	$ -	$ 1,596
Notes payable denominated primarily in U.S. dollars	-	21,387
Assumed Magna debt on closing of the Global Exteriors Transaction:		
Cash consideration due January 5, 2001	-	3,087
Debt settled prior to January 5, 2001	-	9,079
Debt denominated in Canadian dollars (i)	**37,604**	79,411
Debt denominated in Euros and British Pounds (ii)	**126,928**	140,408
	164,532	254,968
Less due within one year	**76,008**	114,560
	$ 88,524	$140,408

Notes:

(i) The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, and 3.1% effective January 1, 2002, and the maturity date of Cdn. $60 million of this debt has been extended to March 31, 2002

(ii) The debt denominated in Euros and British Pounds bears interest at 7% to 7.5% and is repayable over the period to December 31, 2004.

8. Earnings Per Share

In December 2000, the Canadian Institute of Chartered Accountants issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

9. Pro Forma Earnings Per Share for the Three and Twelve Month Periods Ended December 31, 2000

The following pro forma adjustments, each as a result of the Global Exteriors Transaction, have been made to arrive at pro forma earnings per share for the three and twelve month periods ended December 31, 2000.

- adjustments to reflect the Company's new capital structure;
- adjustments that give effect to the affiliation and social fees and other Magna charges that would have been payable to Magna had the Company been the owner of MES and DET throughout the period;
- changes to employee profit sharing expense arising from the inclusion of DET profits and eligible DET employees in the revised Company profit sharing pool; and
- the tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of 38% and 40% for adjustments applicable to Canada and Germany, respectively.

In addition to the Class A Subordinate Voting Shares, Class B Shares and other Decoma dilutive instruments outstanding as of December 31, 2000, pro forma earnings per Class A Subordinate Voting or Class B Share also reflect the issuance to Magna of 8,333,333 Class A Subordinate Voting Shares as part of the Global Exteriors Transaction and also reflect 15,151,516 Class A Subordinate Voting Shares issuable to Magna on conversion of the Series 4 and 5 Convertible Series Preferred Shares also issued to Magna as part of the Global Exteriors Transaction.

Pro forma earnings per Class A Subordinate Voting or Class B Share do not reflect the Conix Transaction, the acquisitions of Autosystems and the minority interest in Decomex (see note 12) and the public offering of Class A Subordinate Voting Shares completed in June 2001 (see note 6).

The following table summarizes the calculation of pro forma earnings per share:

(U.S. dollars in thousands)	Three Month Period Ended December 31 2000	Twelve Month Period Ended December 31 2000
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 9,067	$ 50,176
Pro forma adjustments (net of tax effects):		
Series 4 and 5 Convertible Series Preferred Shares	(2,182)	(8,727)
Interest on debt due to Magna	(145)	(387)
Net adjustment to affiliation and social fees and other Magna charges	(455)	(1,536)
Net adjustment to employee profit sharing expense	1,094	1,293
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 7,379	$ 40,819
Pro forma earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 0.14	$ 0.79
Diluted	$ 0.13	$ 0.67
Average number of pro forma Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic	51.5	51.5
Diluted	81.6	81.5

The retroactive adoption of the new recommendations of the Canadian Institute of Chartered Accountants for the presentation and disclosure of basic and diluted earnings per share (see note 8) reduced the average number of pro forma diluted Class A Subordinate Voting and Class B Shares outstanding by 1.4 million and had no impact on pro forma diluted earnings per Class A Subordinate Voting or Class B Share for the three and twelve month periods ended December 31, 2000.

DECOMA INTERNATIONAL INC.

Notes to Consolidated Financial Statements

Three and twelve month periods ended December 31, 2001 and 2000
(Unaudited)

10. Segmented Information

The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2001, the Company had 25 manufacturing facilities in North America and 10 in Europe. In addition, the Company had 5 product development and engineering centres.

The Company's European divisions are managed separately from its North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposures, differences in customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value.

The following tables show certain information with respect to segment disclosures:

	Three Month Period Ended December 31, 2001			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$333,775	$133,777	$ -	$467,552
Intersegment sales	(930)	(243)	$ -	(1,173)
Sales to external customers	$332,845	$133,534	$ -	$466,379
Depreciation and amortization	$ 14,299	$ 7,004	$ -	$ 21,303
Operating income (loss)	$ 42,323	$ (2,072)	$ (3,788)	$ 36,463
Equity loss	$ 59	$ -	$ -	$ 59
Interest expense, net	$ 4,658	$ 4,932	$ (5,599)	$ 3,991
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 2,130	$ 2,130
Other income	$ -	$ -	$ 2,458	$ 2,458
Fixed assets, net	$356,989	$134,785	$ -	$491,774
Fixed asset additions	$ 8,849	$ 10,661	$ -	$ 19,510
Goodwill, net	$ 44,298	$ 27,218	$ -	$ 71,516

DECOMA INTERNATIONAL INC.

Notes to Consolidated Financial Statements

Three and twelve month periods ended December 31, 2001 and 2000
(Unaudited)

	Three Month Period Ended December 31, 2000			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$308,879	$124,613	$ -	$433,492
Intersegment sales	(764)	-	-	(764)
Sales to external customers	$308,115	$124,613	$ -	$432,728
Depreciation and amortization	$ 14,351	$ 3,943	$ -	$ 18,294
Operating income (loss)	$ 24,736	$ 493	$ (549)	$ 24,680
Equity income	$ (9)	$ -	$ -	$ (9)
Interest expense, net	$ 7,682	$ 2,530	$ (4,568)	$ 5,644
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 674	$ 674
Fixed assets, net	$366,539	$141,107	$ -	$507,646
Fixed asset additions	$ 9,481	$ 10,436	$ -	$ 19,917
Goodwill, net	$ 48,238	$ 30,499	$ -	$ 78,737

	Twelve Month Period Ended December 31, 2001			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$1,286,108	$ 534,578	$ -	$1,820,686
Intersegment sales	(4,501)	(316)	$ -	(4,817)
Sales to external customers	$1,281,607	$ 534,262	$ -	$1,815,869
Depreciation and amortization	$ 57,278	$ 24,082	$ -	$ 81,360
Operating income (loss)	$ 146,556	$ 2,404	$ (7,051)	$ 141,909
Equity income	$ (15)	$ -	$ -	$ (15)
Interest expense, net	$ 23,652	$ 18,825	$ (23,382)	$ 19,095
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 9,276	$ 9,276
Other income	$ -	$ -	$ 2,458	$ 2,458
Fixed assets, net	$ 356,989	$ 134,785	$ -	$ 491,774
Fixed asset additions	$ 44,670	$ 23,802	$ -	$ 68,472
Goodwill, net	$ 44,298	$ 27,218	$ -	$ 71,516

	Twelve Month Period Ended December 31, 2000			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$1,130,579	$ 431,243	$ -	$1,561,822
Intersegment sales	(3,286)	-	-	(3,286)
Sales to external customers	$1,127,293	$ 431,243	$ -	$1,558,536
Depreciation and amortization	$ 46,550	$ 17,758	$ -	$ 64,308
Operating income (loss)	$ 99,088	$ 13,776	$ (808)	$ 112,056
Equity income	$ (516)	$ -	$ -	$ (516)
Interest expense, net	$ 15,835	$ 10,058	$ (7,043)	$ 18,850
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 3,425	$ 3,425
Fixed assets, net	$ 366,539	$ 141,107	$ -	$ 507,646
Fixed asset additions	$ 49,884	$ 30,684	$ -	$ 80,568
Goodwill, net	$ 48,238	$ 30,499	$ -	$ 78,737

11. Future Taxes

As previously reported in the December 31, 2000 supplemental consolidated financial statements included in the Company's Report to Shareholders for the period then ended, commencing August 1, 2000 on a prospective basis, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

The cumulative effect, as at August 1, 2000, of adopting these recommendations was a reduction in future tax liabilities and an increase in retained earnings of $1.5 million. There was no material impact on net income for the three and twelve month periods ended December 31, 2000.

12. Acquisitions

(a) Autosystems Manufacturing Inc.

On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from the court appointed receiver and monitor of Autosystems.

Autosystems is an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation.

Total consideration paid in connection with the acquisition amounted to $12.3 million. The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's balance sheet was as follows:

(U.S. dollars in thousands)	
Non-cash working capital	$ 2,200
Fixed assets, net	10,070
Net assets acquired	$ 12,270

(b) Decomex Inc.

In May 2001, the Company acquired the remaining minority interest in Decomex Inc. ("Decomex") from Corporación Activa, S.A. de C.V. ("Activa"). Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million, which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes, denominated in Canadian dollars, at par, payable to Activa and maturing $2.6 million on May 31, 2002 and $2.6 million on May 31, 2003. Interest on the promissory notes is payable in Canadian dollars on a quarterly basis.

The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of acquisition.

13. Subordinated Debentures

On October 16, 2000, Decoma issued $32 million and $58 million of 9.5% unsecured Subordinated Debentures at par, as partial consideration for the remaining interest in the Conix Group (see note 2). These debentures were repaid with cash in June and November of 2001, respectively.

The November 2001 repayment of the $58 million Subordinated Debenture gave rise to certain foreign exchange losses. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture. Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. The $25 million repatriation and $58 million repayment transactions gave rise to the following income statement amounts in the three and twelve month periods ended December 31, 2001:

(U.S. dollars in thousands)	
Foreign exchange loss on retirement of debenture interest obligation	$ (322)
Recognition of pro rata amount of cumulative translation adjustment on repatriation	2,780
Income before income taxes and minority interest	2,458
Income tax recovery	86
Net income	2,544
Foreign exchange loss on retirement of Subordinated Debentures, net of taxes	(1,717)
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 827

14. Comparative Figures

In addition to affiliation and social fees payable to Magna, the Company also pays Magna a negotiated amount for certain management and administrative services. Commencing with the periods ending December 31, 2001, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totaled $0.9 million and $3.5 million for the three and twelve month periods ended December 31, 2001, respectively ($2.1 million and $5.5 million for the three and twelve month periods ended December 31, 2000, respectively).

The comparative figures have also been reclassified to separately disclose employee future benefit plan obligations as other long-term liabilities on the consolidated balance sheets. These amounts were previously included in accrued salaries and wages.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and twelve month periods ended December 31, 2001 and 2000

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and twelve month periods ended December 31, 2001, included elsewhere herein, and the Company's supplemental consolidated financial statements and MD&A for the five month period ended December 31, 2000, each included in the Company's Report to Shareholders for the period then ended.

OVERVIEW

2001 was a difficult year for the automotive industry. The year began with an abrupt decline in vehicle production levels as the OEMs rapidly adjusted their inventory levels in reaction to a slowing economy. During the second quarter, vehicle production levels, although below comparative quarter levels, stabilized. However, the third quarter was negatively impacted by a general industry slowdown which was further exacerbated by the tragic events of September 11th and the resulting production disruptions to the North American automotive industry. Vehicle production volumes in the fourth quarter were strong, everything considered, as aggressive OEM incentive programs contributed to very strong vehicle sales levels.

Despite this up and down year, Decoma remained focused on its key priorities:

- integrate recent acquisitions;
- aggressively pursue all cost improvement opportunities; and
- emphasize product innovation and quality.

This focus translated into record financial results for 2001. Total sales grew to $1.8 billion, a 17% increase over the year ended December 31, 2000, and diluted earnings per share were a record $0.81, a 21% increase over calendar 2000 pro forma earnings per share of $0.67. This growth occurred during a year in which North American vehicle production volumes declined 11% to 15.8 million units and European vehicle production volumes declined 1% to 16.5 million units.

2001 saw many highlights.

- Most importantly, the integration of the acquisition of Magna Exterior Systems and the 60% of Decoma Exterior Trim Inc. not previously owned by Decoma (the "Global Exteriors Transaction") has progressed very well. This acquisition significantly transformed the Company by broadening our capabilities and customers, giving us global reach and doubling our size. Obviously, the integration of an acquisition of this size has been our main priority in 2001. Benefits have been realized in both North America and Europe through the leverage of our increased size in our purchasing and R&D functions and through the sharing of best practices. In addition, the integration of existing technologies, processes and products in North America and Europe and leveraging our new customer relationships will help us secure future business. In summary, although a number of short term benefits have been realized in both North America and Europe, the yet to be realized long term benefits of this acquisition are expected to be significant. The Global Exteriors Transaction has altered the direction of the Company and has significantly enhanced its long term growth potential.

- A substantial turnaround of the Company's Mexican operation ("Decomex") was completed during 2001. This facility successfully launched a significant amount of new business and has been a major contributor to the Company's strong consolidated financial performance. In May 2001, the Company acquired the remaining minority interest in Decomex. Decomex is now 100% owned by Decoma.

- A number of our other facilities had large highly successful launches including the Ford Explorer program in North America and the DaimlerChrysler C Class and Ford Mondeo programs in Europe.

- During the second quarter of 2001, Decoma completed the public offering of an additional 16,100,000 Class A Subordinate Voting Shares for net proceeds of $111.1 million (the "June 2001 Equity Offering"). This transaction has significantly improved the public market liquidity of Decoma's Class A Subordinate Voting Shares. Decoma also consolidated and restructured its global lines of credit establishing a $300 million extendible, revolving credit facility that expires on May 30, 2002, at which time the Company may request further 364-day extensions.

- On September 28, 2001, the Company completed the acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems"). Autosystems is a manufacturer of forward and rear end automotive lighting systems. The operation includes three facilities located in Belleville, Ontario with approximately 400 employees. Autosystems' principal customers are General Motors Corporation and Visteon Corporation. For its most recently completed fiscal year ended August 31, 2001, Autosystems had revenues of approximately Cdn $100 million. Decoma believes that the addition of Autosystems' lighting products to the Company's overall product offering will strengthen its front and rear end modular capabilities and will better enable Decoma to capitalize on the trend towards modularization.

Although the fourth quarter of 2001 saw relatively strong vehicle production volumes, the automotive industry continues to be impacted by general global economic uncertainty and an associated reduction in consumer confidence. These factors are expected to have a continued negative impact on vehicle production volumes in North America and, to a lesser extent, in Europe.

Although it is very difficult under the present circumstances to predict the extent and duration of future vehicle production declines, Decoma continues to forecast soft vehicle production volumes for 2002. North American vehicle production (including medium and heavy trucks) is estimated at 15.3 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 4.0 million units. Western European vehicle production is estimated at 15.9 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 3.9 million units.

Despite these difficult near term conditions, Decoma is ready to meet the challenges, and benefit from the opportunities, that come with economic uncertainty. With a number of significant new program launches behind it, Decoma is intensely focused on generating further operational improvements and cost savings to strengthen its market position and overall level of competitiveness. As well, the Company is actively planning and preparing to be able to react quickly and effectively to further declines in volumes should current economic conditions deteriorate. For example, the Company continues to review work that has been outsourced to tier two suppliers and will bring such work in house if capacity is available.

In the near term, the current economic climate is likely to create increased takeover opportunities from weaker competitors. In addition, as economic conditions improve, exterior "face-lifts" are likely to be an original equipment manufacturer ("OEM") priority. Each of these conditions should create significant opportunities for Decoma.

A difficult economic climate also creates acquisition opportunities. Although major acquisitions are not a priority at this time, Decoma will consider acquisition opportunities that strengthen and enhance the Company's overall product offering or expand its existing markets and that will better enable Decoma to capitalize on industry trends that will drive future growth.

Over the long term, as a global supplier with operational, technical and financial strength, Decoma is well positioned to capitalize on industry trends and continue to grow its average content per vehicle in both North America and Europe.

RESULTS OF OPERATIONS

Readers should refer to the "Basis of Presentation of Financial Information" section at the end of this MD&A for a detailed explanation of the basis of presentation of the Company's financial information.

United Kingdom

Although the Company's consolidated 2001 financial results were strong, they were negatively impacted by the Company's Merplas facility (formerly known as Conix U.K. Limited or Halewood) which has experienced significant launch challenges and has incurred substantial start up losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program which launched in the second quarter of 2001. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' start up losses, it is necessary to separately disclose Merplas in order to adequately explain the performance of the European operating segment.

Although yields and operating efficiencies have improved, Merplas continues to generate significant losses. The longer term profitability of Merplas is largely dependent on filling the facility's remaining open capacity. The Merplas facility is located on the Jaguar assembly plant campus in Halewood, England. This Jaguar assembly facility launched production in early 2001 and produces the new small Jaguar X400 vehicle. The Merplas facility was built primarily to service this Jaguar assembly plant. Merplas was awarded the X400 fascia, rocker panel and other exterior trim component programs. In addition, Merplas was awarded the Jaguar XK8 X100 fascia program assembled at another Jaguar United Kingdom assembly plant. Annual volume estimates after ramp up on these programs originally approximated 115,000 and 11,000 vehicles, respectively. Given Merplas' start up difficulties, the X400 rocker panel program was desourced and the X100 fascia program was temporarily outsourced to a Magna facility for most of 2001. The X100 fascia program is expected to return to Merplas in 2002 and the Company continues to pursue the return of the X400 rocker panel program.

Annual vehicle production capacity at the Jaguar Halewood assembly plant is approximately 125,000 vehicles, assuming two shifts with no overtime. In 2001, the Jaguar Halewood facility produced approximately 49,900 X400 vehicles. The Company's 2002 X400 vehicle production volume estimate is 92,000 vehicles. The Company's 2002 X100 vehicle production volume estimate is 10,000 vehicles.

Jaguar is part of Ford's Premier Automotive Group. Although the Company's Jaguar business at Merplas is performing at less than desirable levels, the Company's other global business with Ford continues to perform well. Ford represents the Company's largest customer on a global basis accounting for 32.2% of total sales in 2001. The ongoing supply of product for the X400 program is an important factor in maintaining the Company's strong and profitable global relationship with Ford.

The Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and the Company's other United Kingdom facility, Sybex (formerly known as Banbury). In addition, business that is currently outsourced is being reviewed for insourcing potential.

The Sybex facility has shown marked performance improvements. In the twelve month period ended July 31, 2000, the Sybex facility incurred operating losses totalling $7.0 million. In addition to operational improvements, Sybex also recently launched fascia production for the new BMW Mini. The BMW Mini has been well received by consumers and there is the potential for vehicle production on this program to be increased. Sybex was profitable during 2001.

The Company has recently made a number of management changes that will better enable the Company to coordinate its efforts in the United Kingdom. A new Decoma Europe Vice President of Operations (a former general manager from one of the Company's North American divisions) is in place and will work closely with the general managers of each of Merplas and Sybex. In addition, the Company has added a new sales and marketing director responsible for business development in the United Kingdom. Finally, the administrative functions at the Company's two United Kingdom facilities are being examined to determine whether there are consolidation cost saving opportunities. These changes are in addition to ongoing operational cost reduction efforts.

Years Ended December 31, 2001 and 2000

Sales

	Years Ended December 31,		%
	2001	2000	Change
Vehicle Production Volumes *[in millions]*			
North America	15.8	17.7	(11%)
Europe	16.5	16.7	(1%)
Average Content Per Vehicle *[U.S. dollars]*			
North America	$75	$56	34%
Europe	29	23	26%
Production Sales *[U.S. dollars in millions]*			
North America	$1,180.4	$995.1	19%
Europe			
Excluding Merplas	445.8	388.8	15%
Merplas	28.4	-	
Global Tooling Sales	161.3	174.6	(8%)
Total Sales	$1,815.9	$1,558.5	17%

North America

North American production sales grew by 19% to $1,180.4 million in 2001 compared to $995.1 million in 2000. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $75 compared to $56 for 2001 and 2000, respectively. The increase in content relates primarily to the additional sales recorded due to the full consolidation of the Conix Group throughout 2001 as a result of the Conix Transaction. The increase in content was also driven by the acquisition of Autosystems on September 28, 2001; strong volumes for the DaimlerChrysler PT44 (PT Cruiser) and the launch of the General Motors GMT 805 (Avalanche) program each supplied by the Company's Decomex facility; the recent launch of other new programs, including the high content Ford U152 (Explorer) program; and a full year's production on programs that launched during 2000, including the DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) programs. These increases were partially offset by lower volumes on other long running high content programs including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program. In addition, translation of Canadian dollar sales into the Company's U.S. dollar reporting currency negatively impacted North American production sales. The average exchange rate for the Canadian dollar (used for U.S. dollar reporting under Canadian generally accepted accounting principles ("Canadian GAAP")) declined 3% for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Increases in North American production sales driven by content growth were partially offset by reduced vehicle production volumes. Total North American vehicle production for 2001 was 15.8 million units representing a decrease of 11% from the 17.7 million vehicles produced in 2000.

Europe

European production sales increased to $474.2 million for 2001 compared to $388.8 million for 2000 representing growth of 22%. Western European content per vehicle grew 26% to approximately $29 for 2001 compared to $23 for 2000. The increase in content reflects the acquisition of the remaining 49% interest in the Conix Group, additional sales generated from the ramp up of the Ford Mondeo program at Belplas (formerly known as Conix Belgium N.V.) and the start of production on the Jaguar X400 program at Merplas. These increases were partially offset by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which negatively impacted European production sales. The average exchange rate for the Euro and British Pound (used for U.S. dollar reporting under Canadian GAAP) declined 2% and 4%, respectively, for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Western European vehicle production volumes were substantially unchanged at 16.5 million units for 2001 compared to 16.7 million units for 2000. However, a favourable mix in the Company's products, including strong DaimlerChrysler C Class production volumes, contributed to the increase in production sales.

Tooling

Tooling sales on a global basis decreased 8% for 2001 to $161.3 million compared to $174.6 million for 2000. The decline in tooling sales came primarily in North America where tooling sales for 2000 were comparatively strong as a result of a number of significant program launches. Tooling inventory at December 31, 2001 includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Sales by Customer

North American sales accounted for approximately 71% of total sales in 2001, including tooling. This compares to 72% for 2000. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 37.8%, 28.9% and 19.7% of total North American sales, respectively, for 2001 (29.6%, 26.3% and 21.1% for 2000). The Company's largest North American production sales programs for 2001 included the Ford U152 (Explorer) and the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) and RS (Minivan) programs.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required.

European sales accounted for approximately 29% and 28% of total sales for 2001 and 2000, respectively. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 41.1%, 18.9% and 11.5% of total European sales, respectively, for 2001 (32.8%, 9.2% and 8.5% for 2000). The Company's largest European production sales programs for 2001 include the DaimlerChrysler C Class (W/S/CL203), the Ford Mondeo and the DaimlerChrysler E Class programs. Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, we have recently been awarded new business which is expected to launch in 2003 and which will significantly increase our sales to the VW Group.

On a consolidated basis, the Company's three largest customers are Ford, DaimlerChrysler and General Motors accounting for 32.2%, 26.0% and 21.6% of global sales, respectively, for 2001 (23.6%, 24.6% and 20.3% for 2000).

Gross Margin

Gross margin as a percentage of total sales for 2001 was 20.1% compared to 18.7% for 2000.

Gross margins were positively affected by the Conix Transaction excluding Merplas; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and the GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in calendar 2000. These improvements were partially offset by losses at Merplas, OEM price concessions effective January 1, 2001 and lower vehicle production volumes.

Depreciation and Amortization

Depreciation and amortization costs increased to $81.4 million (including goodwill amortization of $3.9 million) for 2001 from $64.3 million (including goodwill amortization of $0.5 million) for the comparable prior year period. This increase in depreciation and amortization expense reflects the amortization of goodwill of $3.3 million recorded in respect of the Conix Transaction, the addition of the 49% portion of the Conix Group's depreciation expense, the start up of Merplas, additional depreciation expense from the Autosystems acquisition and the Company's continuing investment in capital equipment to support new production programs and facilities. As a percentage of sales, depreciation and amortization costs increased to 4.5% for 2001 compared to 4.1% for 2000.

Selling, General and Administrative ("S,G&A")
S,G&A costs were $115.1 million for 2001, up from $96.5 million for 2000. This increase reflects the addition of the 49% portion of the Conix Group's S,G&A expense, the start up of Merplas, additional S,G&A expense as a result of the Autosystems acquisition, new credit facility costs, sales and marketing spending directed at securing new North American and European module contracts and other costs to support the higher sales levels. These increases were partially offset by lower charges for management and administration services provided by Magna. As a percentage of sales, S,G&A was 6.3% in 2001 compared to 6.2% for 2000.

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Commencing December 31, 2001, the Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees and reported as a separate line item on the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current year's presentation. The cost of management and administrative services provided by Magna and included in S,G&A totaled $3.5 million for the year ended December 31, 2001 compared to $5.5 million for the year ended December 31, 2000. The decline is attributable to a reduction in management and administrative service fees paid by the Company's European operations. Prior to January 5, 2001, the Company's European operations acquired through the Global Exteriors Transaction paid Magna a fee for management and administrative services under a separate arrangement with Magna. Magna continues to provide management and administrative services to the Company's European operations, however, effective January 5, 2001 the fees for such services are negotiated between the Company and Magna together with the fees for management and administrative services provided by Magna to the Company's North American operations.

Affiliation and Social Fees
The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and
- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales [as defined in the agreement]. The current affiliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to March 31, 2002. The Company is of the view that it receives substantial benefits from its affiliation with Magna. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

The Company pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

The affiliation and social fees payable to Magna for 2001 increased to $27.1 million from $18.8 million for the comparable prior year period. The increase in affiliation and social fees reflects the increases in net sales and pre-tax profits on which the affiliation and social fees are calculated, respectively. In addition, commencing January 5, 2001, the sales and pretax profits of the Company's European operations acquired through the Global Exteriors Transaction are included in the net sales and pre-tax profit bases on which the affiliation and social fees are calculated.

Operating Income

	Years Ended December 31,		%
[U.S. dollars in millions]	2001	2000	Change
Operating Income			
North America	$146.6	$99.1	48%
Europe			
Excluding Merplas	25.8	14.9	73%
Merplas	(23.4)	(1.1)	
Corporate	(7.1)	(0.8)	
Total Operating Income	$141.9	$112.1	27%

North America

North American operating income increased to $146.6 million for 2001 from $99.1 million for 2000. This increase is the result of the addition of the 49% portion of the Conix Group's operating income; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches, including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in 2000. These improvements were partially offset by OEM price concessions effective January 1, 2001 and lower vehicle production volumes including lower volumes on the high content DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program.

Europe

European operating income, excluding Merplas, increased 73% to $25.8 million for 2001 from $14.9 million for 2000. These improvements are the result of increased contributions from new programs at Belplas and strong volumes on high content platforms serviced by the Company's German facilities. In addition, the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom contributed to the year over year improvement. These improvements were partially offset by operating inefficiencies and costs associated with internal program transfers at the Company's Decotrim facility in Belgium.

Merplas generated an operating loss of $23.4 million for 2001 compared to a loss of $1.1 million for 2000. Although the loss is significant, Merplas' yields and operating efficiencies have improved. The operating losses for the third and fourth quarters of 2001 were $6.4 million and $5.9 million, respectively, compared to a loss of $9.0 million in the second quarter of 2001. Refer to the "Results of Operations – United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income (Loss)
Income (loss) from equity accounted investments, which includes the Company's 40% share of income earned by each of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, declined to breakeven for 2001 compared to income of $0.5 million for 2000. The decline is primarily attributable to lower OEM and aftermarket sales of DaimlerChrysler Jeep Wrangler (TJ) accessories at Bestop.

EBITDA
On a global basis, EBITDA, including equity income (loss) and excluding other income, increased 26% to $223.3 million for 2001 from $176.9 million for 2000. EBITDA as a percentage of total sales increased to 12.3% for 2001 from 11.4% for 2000 reflecting improved operating income.

The North American operating segment generated EBITDA of $203.8 million or 15.9% of North American sales for 2001. This compares favourably to EBITDA of $146.2 million or 13.0% of sales for 2000.

The European operating segment, excluding Merplas, generated EBITDA of $46.3 million or 9.2% of European segment sales, excluding Merplas, for 2001. This compares to EBITDA of $32.1 million or 7.5% of sales for 2000.

EBITDA at Merplas was a loss of $19.8 million for 2001 compared to a loss of $0.6 million for 2000. The Merplas EBITDA losses in the third and fourth quarters of 2001 were $5.3 million and $4.8 million representing an improvement over the EBITDA loss realized in second quarter of 2001 of $8.1 million.

Interest Expense
Interest expense for 2001 was $19.1 million compared to $18.9 million for 2000. Increases due to interest costs associated with the Conix Transaction and the debt acquired on completion of the Global Exteriors Transaction were offset by the June 2001 Equity Offering which generated net proceeds of approximately $111.1 million. These proceeds, along with cash generated from operations less capital and acquisition spending plus dividend requirements, were used to reduce debt. In addition, lower market interest rates on bank borrowings helped offset the impact of increased interest costs from debt associated with the Conix and Global Exteriors Transactions.

Amortization of Discount on Convertible Series Preferred Shares
The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt increased to $9.3 million for 2001 from $3.4 million for 2000. The increase reflects the amortization of the discount on the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction, partially offset by lower amortization as a result of the Series 1 and 2 Convertible Series Preferred Shares being fully amortized as of July 31, 2000 and 2001, respectively.

Other Income
Other income of $2.5 million represents the recognition in income of a portion of the Company's cumulative translation adjustment partially offset by foreign exchange losses on settlement of the Company's Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Income Taxes

The Company's effective income tax rate for 2001 decreased to 39.9% from 43.0% for 2000. The effective income tax rate for 2001 improved as a result of reductions in Ontario statutory income tax rates, increased foreign rate differentials as a result of increased income in lower tax rate jurisdictions, the utilization of previously unbenefited tax loss carryforwards within Decomex and the impact of other income in 2001 which was not subject to tax.

These improvements were partially offset by the impact of losses in the current period at Merplas and the Company's Decotrim facility in Belgium which were not tax benefited, increased non-deductible amortization of the discount on Convertible Series Preferred Shares and increased non-deductible goodwill amortization as a result of the Conix Transaction.

Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $31 million and $4 million, respectively. These losses have no expiry date.

Minority Interest Expense

Minority interest expense was $0.8 million for 2001 compared to minority interest income of $1.5 million for 2000 due to losses within Decomex. In May 2001 Decoma acquired the remaining 30% minority interest in Decomex.

Net Income

Net income for 2001 increased 30% to $68.8 million from $52.9 million for 2000. This increase is attributable to higher operating income, other income and a decrease in the Company's effective tax rate, partially offset by an increase in amortization of the discount on Convertible Series Preferred Shares.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) increased to $3.5 million for 2001 compared to $2.0 million for 2000. The increase reflects the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction.

Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the Conix Transaction increase to $3.0 million in 2001 compared to $0.8 million in 2000. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, $32 million and $58 million, respectively, of the Subordinated Debentures were repaid.

The repayment of the Subordinated Debentures also gave rise to a foreign exchange loss of $1.7 million, net of income tax recoveries, which has been charged to net income attributable to Class A Subordinate Voting and Class B Shares (see "Results of Operations - Settlement of Subordinated Debentures").

Although the Subordinated Debentures were not due until October 2003, the Company concluded that it would be cost effective to retire the high yield debentures early with cash and lower cost bank borrowings.

Earnings Per Share

Diluted earnings per share for 2001 were $0.81. Pro forma diluted earnings per share, before pro forma adjustments for the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex and the June 2001 Equity Offering, were $0.67 for 2000. The increase in diluted earnings per share is due to higher net income partially offset by higher financing charges for 2001 compared to 2000 and a 9.1 million increase in the weighted average number of shares outstanding substantially all related to the June 2001 Equity Offering.

In addition, diluted earnings per share includes $0.01 as a result of the repayment of Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Overview for the Three Month Periods Ended December 31, 2001 and 2000

	Three Months Ended December 31,		%
	2001	2000	Change
Vehicle Production Volumes *[in millions]*			
North America	3.9	4.1	(5%)
Europe	4.0	4.3	(7%)
Average Content Per Vehicle *[U.S. dollars]*			
North America	$ 78	$ 67	16%
Europe	31	23	35%
Production Sales *[U.S. dollars in millions]*			
North America	$ 307.3	$ 273.3	12%
Europe			
Excluding Merplas	111.4	98.7	13%
Merplas	12.0	-	
Global Tooling Sales	35.7	60.7	(41%)
Total Sales	$466.4	$432.7	8%
Operating Income *[U.S. dollars in millions]*			
North America	$ 42.3	$ 24.7	71%
Europe			
Excluding Merplas	3.9	1.0	290%
Merplas	(5.9)	(0.5)	
Corporate	(3.8)	(0.5)	
Total Operating Income	$ 36.5	$ 24.7	48%

Sales

Total sales increased 8% to $466.4 million for the three month period ended December 31, 2001 from $432.7 million for the comparable prior year period. The increase in sales is primarily attributable to content growth in both North America and Europe. North American content per vehicle grew to $78 from $67 due to the Conix Transaction, the acquisition of Autosystems and sales from recent program launches. These increases in North American content were partially offset by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Canadian dollar (used for U.S. dollar reporting under Canadian generally accepted accounting principles ("Canadian GAAP")) declined 5% for the three month period ended December 31, 2001 versus the comparable prior year period.

European content per vehicle grew to $31 from $23 in the comparable prior year period. This growth is attributable to new program launches including the Jaguar X400 program at Merplas, the BMW Mini program at Sybex and the Ford Mondeo program at Belplas. In addition, strong sales on the DaimlerChrysler C Class contributed to the increase in European content per vehicle. Translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency did not significantly impact European content per vehicle.

The increase in sales as a result of content growth was partially offset by lower production volumes. North American vehicle production volumes for the three month period ended December 31, 2001 were 3.9 million units, down 5% from 4.1 million units for the comparable prior year period. European vehicle production volumes for the three month period ended December 31, 2001 were 4.0 million units compared to 4.3 million units for the comparable prior year period.

Tooling sales on a global basis decreased to $35.7 million compared to $60.7 million for the comparable prior year period. Tooling sales for the three month period ended December 31, 2000 were comparatively strong as a result of a number of significant program launches. Tooling inventory at December 31, 2001 includes a number of in progress tooling programs that have not yet been completed and billed to customers.

Operating Income

Operating income also improved to $36.5 million for the three month period ended December 31, 2001 representing a 48% increase over operating income of $24.7 million for the comparable prior year period. Notwithstanding lower vehicle production volumes, OEM price concessions and the impact of losses at Merplas, Decoma has been able to post strong increases in operating income as a result of the Conix Transaction, improvements at both Decomex and a new exterior trim facility that experienced significant start up difficulties in 2000 and the launch of a number of new programs.

EBITDA

On a global basis, EBITDA, including equity income (loss) and excluding other income, increased to $57.7 million for the three month period ended December 31, 2001 compared to $43.0 million for the comparable prior year period. EBITDA as a percentage of total sales increased to 12.4% for the three month period ended December 31, 2001 from 9.9% for the comparable prior year period reflecting improved operating income.

The North American operating segment generated EBITDA of $56.6 million or 17.0% of North American sales for 2001. This compares favourably to EBITDA of $39.1 million or 12.7% of sales for the comparable prior year period.

The European operating segment, excluding Merplas, generated EBITDA of $9.8 million or 8.1% of European segment sales, excluding Merplas, for the three month period ended December 31, 2001. This is improved from EBITDA of $4.7 million or 3.8% of sales for the comparable prior year period.

EBITDA at Merplas was a loss of $4.8 million for the three month period ended December 31, 2001 compared to a loss of $0.3 million for the comparable prior year period. The Merplas EBITDA losses for the third and fourth quarters of 2001 of $5.3 million and $4.8 million compare favourably to a second quarter of 2001 Merplas EBITDA loss of $8.1 million.

Net Income Attributable to Class A Subordinate Voting and Class B Shares
Net income attributable to Class A Subordinate Voting and Class B Shares increased 81% to $16.5 million for the three month period ended December 31, 2001 compared to $9.1 million for the comparable prior year period. Improvements in operating income, lower interest costs and reduced minority interest expense as a result of the acquisition of the remaining minority interest in Decomex all contributed to the increase.

In addition, net income attributable to Class A Subordinate Voting and Class B Shares includes $0.8 million as a result of the repayment of Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Earnings Per Share
Diluted earnings per share for the three month period ended December 31, 2001 increased 54% to $0.20 compared to pro forma diluted earnings per share for the three month period ended December 31, 2000 of $0.13. This increase reflects the improvement in net income attributable to Class A Subordinate Voting and Class B Shares partially offset by a 16.2 million increase in the weighted average number of shares outstanding primarily as a result of the June 2001 Equity Offering.

Diluted earnings per share includes $0.01 as a result of the repayment of Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Settlement of Subordinated Debentures
As part of the Conix Transaction, the Company issued $32 million and $58 million 9.5% Subordinated Debentures. These debentures were repaid with cash in June and November of 2001, respectively. The debentures were denominated in U.S. dollars but were issued by Decoma International Inc., a Canadian entity with a Canadian dollar functional currency. A substantial portion of the debentures were included in Decoma International Inc.'s shareholders' equity under Canadian GAAP. As a result, the equity portion of the debentures was not adjusted for fluctuations in foreign exchange rates. The portion of the debentures recorded as a liability (debenture interest obligation) under Canadian GAAP was adjusted for fluctuations in foreign exchange rates, however, the resulting loss was deferred and amortized over the debentures' remaining term to maturity.

At the time the $58 million debenture was repaid, the Canadian dollar had weakened against the U.S. dollar as compared to the date of issue of the debenture. As a result, on the November 2001 repayment of the $58 million Subordinated Debenture, Decoma International Inc. incurred a foreign exchange loss on the equity portion of the debenture and recognized in income the accumulated deferred foreign exchange loss on the debenture interest obligation. The foreign exchange loss on the equity portion of the $58 million debenture is included in net income attributable to Class A Subordinate Voting and Class B Shares. The foreign exchange loss on the debenture interest obligation is included in other income. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture.

Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. This repatriation gave rise to the recognition in other income of $2.8 million of the Company's cumulative translation adjustment account.

A summary of the three and twelve month periods ended December 31, 2001 income statement impact of the above $58 million repayment and $25 million repatriation transactions is as follows:

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and twelve month periods ended December 31, 2001 and 2000

[U.S. dollars in millions]	
Foreign exchange loss on retirement of debenture interest obligation	$ (0.3)
Recognition of pro rata amount of cumulative translation adjustment on repatriation	2.8
Income before income taxes and minority interest	2.5
Income tax recovery	0.1
Net income	2.6
Foreign exchange loss on retirement of Subordinated Debentures, net of taxes	(1.7)
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 0.8
Diluted earnings per Class A Subordinate Voting and Class B Share	$ 0.01

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Years Ended December, 2001 and 2000

	Years Ended December 31,	
[U.S. dollars in millions]	2001	2000
EBITDA		
North America	$203.8	$146.2
Europe		
Excluding Merplas	46.3	32.1
Merplas	(19.8)	(0.6)
Corporate	(7.0)	(0.8)
	223.3	176.9
Interest, cash taxes and other operating cash flows	(62.6)	(46.5)
Cash flow from operations	160.7	130.4
Cash invested in non-cash working capital	(0.9)	(12.6)
Fixed and other asset spending, net		
North America	(50.5)	(57.9)
Europe		
Excluding Merplas	(18.6)	(21.7)
Merplas	(4.1)	(9.0)
Acquisition spending	(14.9)	(43.4)
Dividends		
Convertible Series Preferred Shares	(11.1)	(5.0)
Class A Subordinate Voting and Class B Shares	(12.6)	(6.6)
Cash generated and available for debt reduction (shortfall to be financed)	48.0	(25.8)
Net (decrease) increase in debt	(40.2)	33.8
Repayments of Subordinated Debentures	(74.2)	-
Issuance of Class A Subordinate Voting Shares	111.3	-
Net contribution by Magna	-	13.9
Foreign exchange on cash and cash equivalents	(0.7)	(0.8)
Net increase in cash and cash equivalents	$ 44.2	$ 21.1

Cash Flow From Operations

Cash generated from operations exceeded capital and acquisition spending plus dividend requirements by $48.0 million for 2001. This compares favourably to a shortfall of $25.8 million for 2000. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, lower capital spending and reduced acquisition spending.

Cash invested in non-cash working capital was nominal in 2001 despite a 17% increase in total sales.

Investing Activities

Capital spending, before acquisitions, on a global basis totalled $73.2 million or 33% of EBITDA in 2001 compared to $88.6 million or 50% of EBITDA in 2000. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In unique circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. The majority of capital spending in the current year was in North America and related to the completion of the expansion of an existing exterior trim facility in the United States, newly awarded production contracts, required improvements and other process related expenditures.

North American capital spending of $50.5 million was 25% of North American EBITDA. European, excluding Merplas, capital spending of $18.6 million was 40% of European, excluding Merplas, EBITDA.

The Company also completed the acquisitions of Autosystems and the remaining minority interest in Decomex. The acquisition of Autosystems closed on September 28, 2001. The total purchase price was $12.3 million paid in cash. The acquisition of the remaining minority interest in Decomex closed in May 2001 for a total purchase price of $7.8 million of which $5.2 million was satisfied by the issuance of two promissory notes due in May 2002 and May 2003.

Acquisition spending in 2000 represents the Conix Transaction. The purchase price was funded in part by the issuance of $90 million 9.5% Subordinated Debentures. The remaining cash portion of the purchase price was $43.4 million.

Given current economic uncertainties, wherever possible the Company has eliminated or delayed planned capital spending. As a result, 2001 capital spending is well under the Company's 50% of EBITDA guideline. Capital spending for 2002, is expected to approximate $114 million. Planned 2002 capital spending, is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending related to three planned new moulding facilities in Germany. Management believes that cash balances on hand, existing unutilized credit facilities, possible future financings and internally generated cash from operations will be sufficient to meet all planned capital expenditure requirements.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares increased to $11.1 million for 2001 compared to $5.0 million for 2000. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction.

Dividends paid during 2001 on Class A Subordinate Voting and Class B Shares totalled $12.6 million. This represents dividends declared of U.S. $0.05, U.S. $0.05, U.S. $0.05, U.S. $0.03 and Cdn $0.06 per Class A Subordinate Voting and Class B Share in respect of the three month periods ended September 30, June 30, and March 31, 2001, the two month period ended December 31, 2000 and the three month period ended October 31, 2000.

Dividends paid during 2000 on Class A Subordinate Voting and Class B Shares totalled $6.6 million representing dividends declared of Cdn $0.06, Cdn $0.06, Cdn $0.06 and Cdn $0.05 in respect of the three month periods ended October 31, July 31, April 30, and January 31, 2000.

Subsequent to December 31, 2001, the board of directors of the Company declared a dividend of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended December 31, 2001.

Dividends declared per share have increased 30% in respect of the year ended December 31, 2001 versus the year ended October 31, 2000.

DECOMA INTERNATIONAL INC.

Financing Activities

Cash generated and available for debt reduction of $48.0 million as well as the proceeds from the June 2001 Equity Offering of $111.1 million were used to reduce debt by $40.2 million and to repay the Company's Subordinated Debentures totalling $74.2 million. The remaining cash generated was added to the Company's cash resources on hand.

The $44.2 million increment to cash resources on hand and not applied to debt reduction is in part the result of the transition to a new pan-European cash pooling system in late 2001. As part of the introduction of this new pooling system, the Company is temporarily holding extra cash during the transition period to ensure liquidity in the pool. In addition, given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction.

Cash Flows for the Three Month Periods Ended December 31, 2001 and 2000

	Three Months Ended December 31,	
[U.S. dollars in millions]	2001	2000
EBITDA		
North America	$56.6	$39.1
Europe		
Excluding Merplas	9.8	4.7
Merplas	(4.8)	(0.3)
Corporate	(3.8)	(0.5)
	57.7	43.0
Interest, cash taxes and other operating cash flows	(19.0)	(15.3)
Cash flow from operations	38.7	27.7
Cash invested in non-cash working capital	18.5	13.6
Fixed and other asset spending, net		
North America	(11.5)	(14.6)
Europe		
Excluding Merplas	(10.5)	(7.0)
Merplas	(0.5)	(3.5)
Acquisition spending	(4.5)	(43.4)
Dividends		
Convertible Series Preferred Shares	(2.9)	(1.3)
Class A Subordinate Voting and Class B Shares	(3.4)	(1.7)
Cash generated and available for debt reduction (shortfall to be financed)	23.9	(30.2)
Net increase in debt	74.7	32.7
Repayment of Subordinated Debenture	(48.4)	-
Issuance of Class A Subordinate Voting Shares, net	0.1	-
Net contribution to Magna	-	22.8
Foreign exchange on cash and cash equivalents	(0.7)	(0.9)
Net increase in cash and cash equivalents	$ 49.6	$ 24.4

Cash Flow From Operations

Cash generated from operations exceeded capital and acquisition spending plus dividend requirements by $23.9 million in the three month period ended December 31, 2001. This compares favourably to a shortfall of $30.2 million in the comparable prior year period. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA and reduced acquisition spending.

Investing Activities

Capital spending, before acquisitions, on a global basis totalled $22.5 million or 39% of EBITDA for the three month period ended December 31, 2001 compared to $25.1 million or 58% of EBITDA in the three month period ended December 31, 2000. North American capital spending totalling $11.5 million was 20% of North American EBITDA. European, excluding Merplas, capital spending totalled $10.5 million or 107% of European, excluding Merplas, EBITDA.

Acquisition spending of $4.5 million for the three month period ended December 31, 2001 represents the final working capital purchase price settlement for the Autosystems acquisition. Acquisition spending for the comparable prior year period represents the cash portion of the purchase price for the Conix Transaction.

Dividends

In addition to dividends on the Convertible Series Preferred Shares, dividends paid during the three month period ended December 31, 2001 include $3.4 million representing dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended September 30, 2001.

Financing Activities

Cash generated and available for debt reduction of $23.9 million as well as additional bank borrowings under the Company's $300 million global credit facility were used to repay the Company's Subordinated Debentures totalling $48.4 million.

The $49.6 million increment to cash resources on hand and not applied to debt reduction is in part the result of the transition to a new pan-European cash pooling system in late 2001. As part of the introduction of this new pooling system, the Company is temporarily holding extra cash during the transition period to ensure liquidity in the pool. In addition, given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna, debenture interest obligation and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt, minority interest and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 61% at December 31, 2001 compared to 72% at December 31, 2000. The reduction in net debt to total capitalization was due primarily to the June 2001 Equity Offering, income earned during the period and debt repayments with the proceeds of the June 2001 Equity Offering and the excess of cash generated from operations over capital and acquisition spending plus dividends. These improvements were partially offset by the repayment of the Company's Subordinated Debentures during 2001. At the time of repayment, $74.7 million of the $90 million face value of the Subordinated Debentures was included in shareholders' equity under Canadian GAAP.

The above net debt to total capitalization figures treat the liability portion ($200.0 million as of December 31, 2001) of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after October 31, 2002 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The closing market price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on February 8, 2002 was Cdn $16.96. As a result, it is possible that all, or a significant portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

At December 31, 2001 the Company had cash on hand of $94.3 million and $154.4 million of unused and available credit facilities. $140.0 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 30, 2002, at which time Decoma may request further revolving 364 day extensions. Alternatively, dependent on credit market conditions, the Company may pursue a longer term facility.

Debt that comes due in the next twelve months includes $76.0 million of debt due to Magna including $37.6 million due March 31, 2002 and $38.4 million due October 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at December 31, 2001, $1.8 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's December 31, 2001 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. Total operating lease payments for facilities totaled $16.4 million for 2001 including $9.1 million under lease arrangements with Magna. Total operating lease commitments for facilities total $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities total $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $5.7 million for 2001. Operating lease commitments for equipment total $5.4 million for 2002. For 2006, total operating lease commitments for equipment total $1.9 million

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001.

As a result of significant changes in the Company's capital structure associated with the Global Exteriors Transaction, historical after tax return on common equity measures for the year ended December 31, 2000 are not meaningful. Instead, current period performance has been compared to pro forma after tax return on common equity for 2000. Pro forma after tax return on common equity for 2000, which gives effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, was determined by dividing pro forma net income attributable to Class A Subordinate Voting and Class B Shares (as presented in note 9 to the Company's December 31, 2001 unaudited interim consolidated financial statements included elsewhere herein) by the Company's shareholders' equity as at December 31, 2000 excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. Pro forma after tax return on common equity for 2000 was 37%.

The decline in after tax return on common equity reflects the Company's June 2001 Equity Offering, the proceeds of which were used substantially for debt reduction. As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be continued pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long term assets, excluding future tax assets, plus non cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

[U.S. dollars in millions]	**Return on Funds Employed** for the Year Ended December 31, 2001	**Funds Employed** as at December 31, 2001
North America	25%	$589.8
Europe		
Excluding Merplas	14%	170.0
Merplas	(53%)	43.9
Corporate	-	(8.5)
Global	18%	$795.2

Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap. In addition, capital spending decisions are being assessed against aggressive return on funds employed target rates in both North America and Europe.

OUTLOOK
Decoma's results are expected to continue to be impacted by the negative conditions that are affecting the automotive industry generally, including general global economic uncertainty and an associated reduction in consumer confidence, production cut-backs and OEM price concessions under long-term agreements.

Full Year 2002

With respect to full year 2002, the Company has assumed that North American vehicle production volumes (including medium and heavy trucks) will approximate 15.3 million units, a decline of 3% from vehicle production volumes in 2001. The Company has assumed Western European vehicle production volumes of 15.9 million units, a decline of 4% from vehicle production volumes in 2001.

North American content per vehicle is expected to be in the range of $81 to $86 compared to $75 for 2001. European content per vehicle is expected to be in the range of $29 to $31 compared to $29 for 2001. Based on these assumptions, the Company expects its sales for the full 2002 year to range from $1,850 million to $1,970 million, compared to actual 2001 sales of $1,815.9 million.

Diluted earnings per share is expected to be in the range of $0.78 to $0.88.

First Quarter of 2002

With respect to the first quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 4.0 million units, which approximates vehicle production volumes in the comparable 2001 period. The Company has assumed Western European vehicle production volumes of 3.9 million units, compared to vehicle production volumes of 4.5 million units in the comparable 2001 period.

North American content per vehicle is expected to be in the range of $80 to $86 compared to $71 for the first quarter of 2001. European content per vehicle is expected to be in the range of $29 to $31 compared to $27 for the first quarter of 2001. Based on these assumptions, the Company expects its sales for the first quarter of 2002 to range from $455 million to $490 million, compared to actual sales of $444.1 million for the comparable prior year period.

Diluted earnings per share is expected to be in the range of $0.16 to $0.20.

NEW ACCOUNTING PRONOUNCEMENTS
In August 2001, The Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Under current Canadian GAAP, goodwill impairment is assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill.

During 2001, the Company reported goodwill amortization of $3.9 million. Commencing January 1, 2002, the Company will cease recording goodwill amortization and goodwill will be measured for impairment on an annual basis. Under CICA 3062, an initial measurement for goodwill impairment must be completed by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and a resulting write down would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

Goodwill at December 31, 2001 includes $8.6 million that arose on the Conix Transaction related to the Company's Merplas operation. In addition, goodwill at December 31, 2001 includes $3.3 million that remains from the acquisition of Sybex. The assessment of impairment with respect to the United Kingdom goodwill is subject to significant estimate and measurement uncertainty. Such assessment of impairment would also have to consider the potential impairment of deferred preproduction expenditures. The Company's Merplas investment includes deferred preproduction expenditures of $8.8 million at December 31, 2001. Any write down of deferred preproduction expenditures would be charged against earnings.

As described earlier, the ongoing supply of product for the X400 program is a significant factor in maintaining the Company's strong and profitable global relationship with Ford. In addition, the Company is actively pursuing additional business to fill open capacity within its United Kingdom operations and has recently made certain management changes that are intended to help improve the performance of its United Kingdom investment.

As at December 31, 2001, under existing Canadian GAAP for goodwill impairment, the Company has not recorded an impairment loss with respect to its United Kingdom investments. This determination was made based on the estimated undiscounted future cash flows for each of Merplas and Sybex. Such future cash flow estimates were based on current booked business plus forward looking assumptions on program pricing, new business opportunities and the impact of improvement plans on current operations.

The Company will perform an initial assessment for impairment under new CICA 3062 based on the fair value of the Company's reporting units by June 30, 2002.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three and twelve month periods ended December 31, 2001 and 2000

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

As previously disclosed, on January 5, 2001, Decoma completed the purchase from Magna of Magna's European exterior parts operations ("MES") and Magna's 60% interest in Decoma Exterior Trim Inc. ("DET") (collectively, the "Global Exteriors Transaction"). Prior to the completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. The unaudited interim consolidated financial statements for the three and twelve month periods ended December 31, 2001 give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET (the "Company").

On October 16, 2000, the Company acquired Visteon Corporation's 49% minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited (now Decoma U.K. Limited and referred to as "Merplas") and Conix Belgium N.V. (now Belplas Industries N.V. and referred to as "Belplas") (collectively, the "Conix Group"), thereby increasing the Company's ownership level of the Conix Group to 100% (the "Conix Transaction"). Prior to October 16, 2000, the unaudited interim consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the unaudited interim consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis.

Earnings per share for the three and twelve month periods ended December 31, 2000 have not been presented. The Global Exteriors Transaction resulted in significant changes to the Company's capital structure. As a result, historical earnings per share measures are not meaningful. Pro forma earnings per share measures, which give effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, are provided in note 9 to the unaudited interim consolidated financial statements. Pro forma earnings per share do not reflect the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex or the June 2001 Equity Offering.

The Company changed its fiscal year end from July 31 to December 31 effective December 31, 2000. As a result, interim results are now presented on a calendar quarter basis. The Company has also changed its reporting currency to U.S. dollars effective January 1, 2001. These changes recognize the increased global nature of the Company's business and will enable the Company's financial performance to be compared more readily to that of its peer group within the automotive parts supply industry. The change in reporting currency has been made in accordance with Canadian GAAP. See note 2 to the unaudited interim consolidated financial statements.

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the performance of Merplas and the recoverability of the Company's United Kingdom investments are subject to significant risk and uncertainty. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.